Exhibit 77L

                                   ROY G.HALE
                           Certified Public Accountant

301-870-3374                                                       P.O. Box 2634
301-934-4600                                                  La Plata, MD 20646

                                        April 28, 2008

Board of Directors
Copley Fund, Inc.
5348 Vegas Drive, Suite 391
Las Vegas, NV 89108

Dear Board Members:

Upon completion of the audit of the financial statements for Copley Fund, Inc., as of February 29, 2008, you will receive from me a letter setting forth comments in the following areas:

      o     My responsibility under generally accepted auditing standards;
      o     Significant accounting policies and practices;
      o     Management judgments and accounting estimates;
      o     Audit adjustments, if any;
      o Other information in documents containing audited financial statements;
      o     Disagreements with management, if any;
      o     Consultation with other accountants, if any;
      o     Major issues discussed with management prior to retention, if any;
      o     Difficulties encountered in performing the audit, if any.
      o Any other Items that are deemed to be reportable to the Board of Directors.

Since the audit is still on-going and therefore it is premature to issue the letter addressed above, there is a requirement under the regulations for submission of the N-SAR, section 77, item L, to provide a letter when there is a change in accounting principles and practices during the reporting period. This letter is provided to meet the foregoing requirement.

As you are aware, a change in accounting principle or practice as it relates to the recognition of deferred income tax occurred during the fiscal year ending February 29, 2008. The change was mandated by the Securities and Exchange Commission effective November 30, 2007. Under the current application of generally accepted accounting principles, the Fund has recognized a full accrual of the Federal income tax associated with unrealized appreciation in the Fund's security portfolio since the implementation date, November 30, 2007.

For over 15 years, the Fund has recognized a liability for deferred income tax to the extent that the management of the Fund felt a liability may exist. This policy, applied consistently over the entire period, demonstrated that the Fund was able to reasonably estimate the extent of the deferred tax obligation in that at no point in time, during this fifteen year period, did the actual liability associated with the liquidation of appreciated securities exceed the accumulated deferred taxes recognized in the Fund's semi-annual or annual financial statements.

Notwithstanding the Fund's reasonable ability to estimate the carrying value of the deferred income tax liability, FASB Statement of Financial Accounting Standard 109 (FAS 109) requires all entities to recognize a full accrual on the deferred income tax that may be payable at the end of each fiscal year. A summary of the criteria set forth in FAS 109 follows:

      The income tax consequences of many transactions recognized in the financial statements are included in determining income tax currently payable in the same accounting period. Sometimes, however, tax laws differ from the recognition and measurement of financial reporting standards. Differences arise between the tax basis of assets or liabilities and their reported amounts in the financial statements. These differences are called temporary differences and they give rise to deferred tax assets or liabilities.

      Temporary differences ordinarily reverse when the related asset is recovered or the related liability is settled. FAS 109 states that the deferred tax assets or liabilities that result from temporary differences are based on the assumption that assets and liabilities in an entity's balance sheet eventually will be realized or settled at their recorded amounts.

Based on a decision made by the Board of Directors that the Fund would change its taxable status from a regular corporation to a regulated investment company
(RIC) if the Fund found itself in a position where it had reserved insufficient deferred income taxes to meet realized income tax obligations associated with its appreciated security portfolio, whereby future income tax obligations could be shifted from the corporation to individual shareholders, the general belief by the management of the Fund was that the assumption in FAS 109 stated above would not apply to the Fund. The action associated with converting to a regulated investment company was an action permissible to the Fund as a regulated investment company, unlike most regular corporations. Albeit conversion to RIC status is not a tax free event, the transactions required could be managed by the Fund in such a manner that the Fund would not be required to recognize the full deferred income tax accrual required under FAS 109.

The Financial Accounting Standards Board recently issued FASB Interpretation No. 48 (FIN. 48), Accounting for Uncertainty in Income Taxes, completing over two years of work on the topic of financial reporting for uncertain tax positions. The new rules are effective for periods beginning on or after December 15, 2006, which means that FIN 48 was applicable to the Fund's fiscal year beginning March 1, 2007, the fiscal year currently under audit.

While the primary purpose of FIN 48 was to address aggressive tax positions taken on income tax returns and their corresponding relationship to treatment on financial statements, FIN 48 applied to all tax positions accounted for in accordance with FAS 109 and was intended to be an integral part of the application of FAS 109. One of the primary concepts of FIN 48 was to assert a higher level of certainty that any income tax position taken by an entity would be upheld, upon review, by a regulatory agency.

Based upon my understanding of FIN 48 and its application to the Fund, and recent correspondence and telephone conversations with the Security and Exchange Commission, and prior to release of the semi-annual financial statements for the six months ending August 31, 2007, I came to an independent assessment that the Fund's policy concerning the recognition of deferred income taxes may not meet FIN 48's higher level of certainty requirement. Accordingly, I included an exception paragraph in my review report concerning the treatment of deferred income tax.

While I believe that the Fund's treatment of deferred incomes taxes was an acceptable accounting treatment, prior to the release of FIN 48, the full accrual of deferred income taxes is also an acceptable accounting treatment. Accordingly, the current application of FAS 109 and FIN 48 to the Fund's financial statements are in accordance with generally accepted accounting principles.

                                 Sincerely,


                                 /s/ Roy G. Hale
                                 Roy G. Hale
                                 Certified Public Accountant